

August 16, 2010

David J. Frear
Executive Vice President and Chief Financial Officer
Sirius XM Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, NY 10020

   RE: Sirius XM Radio Inc.
      Form 10-K for the year ended December 31, 2009
      Filed February 25, 2010
      File No. 001-34295

Dear Mr. Frear:

   We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Larry Spirgel
           Assistant Director